Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Registration No: 333-162463

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. On December 21, 2009, Baker Hughes filed with the SEC Amendment No. 1 to the Registration Statement on Form S-4 for the sole purpose of filing exhibits not previously filed with no change to the joint proxy statement/prospectus constituting Part I of the Registration Statement at that time. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Frequently Asked Questions — BJ Services Employees
Question 1: What is Baker Hughes’ philosophy regarding cross training employees? Will I have the opportunity to move from one product line to another or from one region to another or from the product line organization to the geographic organization?
Answer 1: At Baker Hughes we strive to promote future leaders by promoting from within and by providing structured development career ladders with a variety of cross product line training opportunities. Our goal is to create an environment that supports long-term career development and progression.
Question 2: How does the Baker Hughes benefit package compare with BJ Services?
Answer 2: The human resources (HR) task force, which includes employees from both BHI and BJ, is currently reviewing the various HR programs and policies, including but not limited to benefit programs. The mapping exercise includes evaluating 1) BHI’s current benefit plans; 2) BJ’s current benefit plans; and 3) market practices. Once this review has been completed, the HR task force will develop a recommendation for benefits programs, which may vary from one country to another based on the evaluation outcome and prevailing local laws.
Question 3: Will insurance benefits be interrupted when the merger is closed?
Answer 3: There will be no interruption in employees’ insurance benefits immediately following the merger. New policies and/or programs may be introduced in due course after close. Detailed communications will be sent out to employees in this regard with a full explanation of the new policy/program to ensure smooth transition, if any.
Question 4: Will I get service credit for my time worked with BJ Services?
Answer 4: Subject to applicable laws, Baker Hughes intends to grant credit for past service with BJ Services when determining eligibility and vesting for the employee benefit plans offered by Baker Hughes in which BJ Services employees would be eligible to participate. This would include vacation, sick leave and other paid time off policies. Final decisions have not been made about the specific changes that will be made to each employee benefit plan or policy. However, in all cases, the applicable plan documents or policies will govern rather than this document. You will be notified about any plan amendments or policy changes that affect you.
Question 5: How will the merger affect BJ Services’ process and pipeline services (PPS) product line? Have any decisions been made regarding where the business unit will be located?
Answer 5: The PPS product line is an important part of BJ Services’ overall business mix, meeting the midstream and downstream needs of many of our customers. Lindsay Link, BJ Services’ vice president of the PPS product line, was in Houston on October 5 to review with members of the Integration Program Office (IPO) and BHI executives the structure and competitive strengths of the PPS group. The IPO is currently reviewing all aspects of the merger, including the structure of the organization going forward. No decisions have been made at this point on the structure of any BJ Services service line.
1/12/2010

Question 6: Will the shares acquired through the BJ Services Employee Stock Purchase Plan (ESPP) for 2008/2009 receive the same merger consideration as other shares?
Answer 6: Yes, provided that you still own the BJ Services shares on the record date for the merger.
Question 7: Are shares of BJ Services bought after Friday August 28th treated differently than shares of BJ Services that were purchased before August 28th?
Answer 7: No. Every share of BJ Services will be exchanged for 0.40035 shares of Baker Hughes and $2.69 per share in cash.
Question 8: The Baker Hughes acquisition announcement states each investor will receive $2.69 per share of BJ Services stock. I have my stock in three different brokerage firms. Will the cash payout be paid to each brokerage firm or will the payout be mailed to my home?
Answer 8: The cash portion of the payout will be paid to each brokerage firm.
Question 9: Can we sell Baker Hughes stock received for BJ Services stock that we have held for more than one year and qualify for long-term capital gain or loss treatment? What will be the basis for the BHI stock we receive for BJ stock we have held for years?
Answer 9: The holding period for shares of Baker Hughes stock will be the same as your holding period for the shares of BJ stock exchanged for it. Thus, if you have already satisfied the one-year holding period for BJ stock and that stock is held as a capital asset, the Baker Hughes stock received in exchange for it will also have a holding period which exceeds one year. Each individual’s cost basis in the Baker Hughes stock received in the exchange will be different. You will need to consult with your tax advisor to determine the cost basis of your stock as well as your tax consequences with respect to the cash portion of the merger consideration.
1/12/2010